UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZYNERBA PHARMACEUTICALS, INC.

(Name of Subject Company)

ZYNERBA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98986X109

(CUSIP Number of Class of Securities)

Armando Anido

Chairman and Chief Executive Officer

Zynerba Pharmaceuticals, Inc.

80 W. Lancaster Avenue, Suite 300

Devon, PA 19333

(484) 581-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Rachael M. Bushey, Esq.

Jennifer L. Porter, Esq.

Goodwin Procter LLP

One Commerce Square

2005 Market St., 32nd Floor

Philadelphia, PA 19103

(445) 207-7805

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Xylophone Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Harmony Biosciences Holdings, Inc. (“Harmony”), a Delaware corporation, to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Zynerba”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 14, 2023, by and among Harmony, Merger Sub and the Company (the “Merger Agreement”). Following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, pursuant to Section 251(h) of the Delaware General Corporation Law. This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i) On August 14, 2023, Stephen O’Quinn, the Company’s Vice President, Medical Affairs, provided the electronic communication attached hereto as Exhibit 99.1 to the Company’s 22q11.2 Deletion Syndrome Scientific Advisory Board.

(ii) On August 14, 2023, Stephen O’Quinn, the Company’s Vice President, Medical Affairs, provided the electronic communication attached hereto as Exhibit 99.2 to the Company’s Fragile X Syndrome (“FXS”) Scientific Advisory Board.

(iii) On August 14, 2023, Terri Sebree, the Company’s President, provided the electronic communication attached hereto as Exhibit 99.3 to the Company’s FXS clinical trial investigators.

(iv) On August 14, 2023, Terri Sebree, the Company's President, provided the electronic communication attached hereto as Exhibit 99.4 to the Company’s Australian FXS advocacy group.

(v) On August 14, 2023, Terri Sebree, the Company’s President, provided the electronic communication attached hereto as Exhibit 99.5 to certain of the Company’s vendors and partners.

(vi) On August 14, 2023, Terri Sebree, the Company’s President, provided the electronic communication attached hereto as Exhibit 99.6 to the Company’s general investigators.

(vii) On August 14, 2023, Stephen O'Quinn, the Company's Vice President, Medical Affairs, provided the electronic communication attached hereto as Exhibit 99.7 to the Company's US FXS advocacy group.

(viii) On August 14, 2023, Stephen O'Quinn, the Company's Vice President, Medical Affairs, provided the electronic communication attached hereto as Exhibit 99.8 to the Company's Autism Spectrum Disorder Scientific Advisory Board.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements, including as they relate to Harmony and Zynerba, the anticipated occurrence, manner and timing of the proposed transaction, the future development of their technologies and product candidates, including the development of and market opportunities for Zynerba’s technology and product candidates, the future value (if any) of the contingent value rights, Harmony’s strategy, and the anticipated synergies and benefits from the proposed transaction, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks, uncertainties and other factor to be considered include, among others, that Zynerba stockholders may not tender a sufficient number of shares in the tender offer; the length of time necessary to consummate the proposed transaction may be longer than anticipated, or it may not be consummated at all; problems may arise in successfully integrating the business and technologies of Harmony and Zynerba, and Harmony may not realize the expected benefits of the proposed transaction; the proposed transaction may involve unexpected costs; the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; and even if the transaction is consummated no contingent consideration may become payable. For further discussion of these and other risks and uncertainties, see Harmony’s and Zynerba’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors.”  You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Harmony nor Zynerba is under any duty to update any of the information in this document.

Additional Information And Where To Find It

In connection with the proposed acquisition, Harmony will commence a tender offer for the outstanding shares of Zynerba. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Zynerba, nor is it a substitute for the tender offer materials that Harmony and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Harmony and Merger Sub will file tender offer materials on Schedule TO, and Zynerba will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Holders of shares of Zynerba common stock are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Zynerba common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Zynerba at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Enhanced SEC Filings section of the Investor Relations page of Zynerba’s website at www.zynerba.com and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.

Exhibit Index

Exhibit No.	Description
99.1	22q Scientific Advisory Board Email, provided August 14, 2023.*

99.2	FXS Scientific Advisory Board Email, provided August 14, 2023.*

99.3	FXS Clinical Trial Investigator Email, provided August 14, 2023.*

99.4	FXS Advocacy Group (AUS) Email, provided August 14, 2023.*

99.5	Vendor and Partner Email, provided August 14, 2023.*

99.6	General Investigator Email, provided August 14, 2023.*

99.7	FXS Advocacy Group (US) Email, provided August 14, 2023.*

99.8	ASD Scientific Advisory Board Email, provided August 14, 2023.*

* Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(a)(6).